

May 24, 2021

Zhe Wang
Chief Executive Officer
TIAN RUIXIANG Holdings Ltd
30A Jingyuan Art Center, 3 Guangqu Road
Chaoyang District, Beijing, People's Republic of China

      Re: TIAN RUIXIANG Holdings Ltd
          Draft Registration Statement on Form F-1
          Submitted May 17, 2021
          CIK No. 0001782941

Dear Mr. Wang:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance